PACIFIC RIM MINING CORP.

(an exploration stage enterprise)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2009 and 2008

Expressed in US Funds

(Unaudited - Prepared by Management)

Reader’s Note:

These interim consolidated financial statements for the three and six months ended
October 31, 2009 of Pacific Rim Mining Corp. have been prepared by management and have not been subject to review by the Company’s auditor.

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Balance Sheets
In thousands of U.S. Dollars
Unaudited - Prepared by Management

	October 31,	April 30,
	2009	2009
ASSETS		(Audited)
Current Assets

Cash and cash equivalents	$569	$1,284
Bullion (Note 5)	154	1,225
Receivables, deposits and prepaids	175	106
	898	2,615

Property, Plant and Equipment (Note 6)	5,529	5,551
Restricted Cash (Note 7)	21	21
	$6,448	$8,187

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 10)	$746	$633
	746	633

Future Income Tax Liability	1,046	1,046
	1,792	1,679
SHAREHOLDERS’ EQUITY
Share Capital (Note 9)
Authorized:
unlimited common shares without par value
Issued and fully paid:
118,050,308 shares outstanding (2009 - 118,033,642)	82,918	82,914
Contributed Surplus	5,067	4,725
Deficit	(83,329)	(81,131)
	4,656	6,508
	$6,448	$8,187
Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 6 (a))
Contingency (Note 8)
Commitments (Note 11)

APPROVED BY THE BOARD OF DIRECTORS:

”Thomas C. Shrake”	, Director

”David K. Fagin”	, Director

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Loss
In thousands of U.S. Dollars, except for per share amounts
Unaudited - Prepared by Management

	Three Months Ended		Six Months Ended
	October 31		October 31
	2009	2008	2009	2008

Expenses (Income)
Exploration
- direct	$379	$1,159	$780	$3,495
- stock-based compensation (Note 9)	22	61	43	160
- amortization	16	16	32	32
General and administrative
- direct	352	1,384	588	2,535
- stock-based compensation (Note 9)	69	55	100	173
- amortization	2	3	5	6
Gain on sale of bullion	(260)	-	(415)	-
Financing cost – warrants (Note 9)	201	-	201	-
CAFTA lawsuit (Note 6(a))	584	-	940	-
Foreign exchange loss (gain)	8	(62)	(4)	(13)
Interest income	(18)	(14)	(34)	(35)
Loss Before Taxes and Discontinued
Operations	(1,355)	(2,602)	(2,236)	(6,353)

Income Taxes	-	-	-	-

Loss From Continuing Operations	(1,355)	(2,602)	(2,236)	(6,353)

Discontinued Operation – Net
Income of Denton-Rawhide Joint
Venture (Note 8)	38	1,390	38	1,872

Loss for the Period	$(1,317)	$(1,212)	$(2,198)	$(4,481)

Loss Per Share From Continued
Operations - Basic and Diluted	$(0.01)	$(0.02)	$(0.02)	$(0.05)

Loss Per Share After Discontinued
Operations - Basic and Diluted	$(0.01)	$(0.01)	$(0.02)	$(0.04)

Weighted average shares outstanding
during the period	118,050,308	116,915,460	118,047,047	116,915,460

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars
Unaudited - Prepared by Management

				Accumulated
	Share Capital		Contributed	Other	Accumulated	Total
	Common Shares		Surplus	Comprehensive	Deficit
				Income
	Number	$	$	$	$	$

Balance – April 30, 2008	116,915,460	82,649	4,170	197	(74,855)	12,161

Stock-based	-	-	555	-	-	555
compensation
Disposal of Denton-
Rawhide Joint Venture	-	-	-	(197)	-	(197)
(Note 8)
Shares issued for
property	1,118,182	265	-	-	-	265
option payment
Loss for the year	-	-	-	-	(6,276)	(6,276)

Balance – April 30, 2009	118,033,642	82,914	4,725	-	(81,131)	6,508

Stock-based	-	-	143	-	-	143
compensation
Shares issued for cash	16,666	2	-	-	-	2
- options exercised
Fair value of options	-	2	(2)	-	-	-
exercised
Financing cost - warrants	-	-	201	-	-	201

Loss for the period	-	-	-	-	(2,198)	(2,198)
Balance – October 31,
2009	118,050,308	82,918	5,067	-	(83,329)	4,656

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Cash Flows
In thousands of U.S. Dollars
Unaudited - Prepared by Management

	Three Months Ended		Six Months Ended
	October 31		October 31
	2009	2008	2009	2008
Operating Activities
Loss for the period from continuing
operations	$(1,355)	$(2,602)	$(2, 236)	$(6,353)
Items not affecting cash:
Depletion, depreciation and
amortization	18	19	37	38
Stock-based compensation	91	116	143	333
Non-cash financing costs - warrants	201	-	201	-
	(1,045)	(2,467)	(1,855)	(5,982)
Changes in non-cash working capital:
Accounts payable and accrued
liabilities	326	(782)	113	(684)
Receivables, deposits and prepaids	(36)	52	(69)	84
Bullion	659	-	1,070	-
Cash Flow Used for Operating
Activities	(96)	(3,197)	(741)	(6,582)
Investing Activities
Net proceeds from short term
investments redemption	-	1,976	-	4,232
Purchase of property, plant and
equipment	-	(1)	(14)	(3)
Proceeds from sale of discontinued
operation (Note 8)	-	3,100	-	3,100
Cash Flow Provided By Investing
Activities	-	5,075	(14)	7,329
Financing Activities
Shares issued for cash, net of issuance
cost	-	-	2	-
Cash Flow Provided By Financing
Activities	-	-	2	-

Cash flows from continuing operations	(96)	1,878	(753)	747

Cash flows from discontinued
operations (Note 8)	38	1,220	38	1,106

Change in Cash and Cash Equivalents	(58)	3,098	(715)	1,853

Cash and cash equivalents - Beginning
of period	627	677	1,284	1,922

Cash and Cash Equivalents - End of
Period	$569	$3,775	$569	$3,775

Supplemental Schedule of Non-Cash
Transactions

Fair market value of options exercised	$-	$-	$2	$-

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Comprehensive Loss
In thousands of U.S. Dollars
Unaudited - Prepared by Management

	Three Months Ended		Six Months Ended
	October 31		October 31
	2009	2008	2009	2008

Net Loss for the Period	$(1,317)	$(1,212)	$(2,198)	$(4,481)
Other comprehensive income
Disposal of Denton-Rawhide Joint
Venture (Note 8)	-	(197)	-	(197)

Comprehensive Loss for the Period	$(1,317)	$(1,409)	$(2,198)	$(4,678)

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and six month periods ended October 31, 2009 and 2008
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

1.	Nature of Operations and Going Concern

The Company is involved in the exploration and development of gold properties. The Company owns a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and carries out exploration activities in Costa Rica and Guatemala. During the prior year, the Company sold its 49% interest in the Denton-Rawhide mine, located near Fallon, Nevada, U.S.A. (Note 8).

The Company has not yet confirmed whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing and permitting to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

These unaudited interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that cast significant doubt on the validity of that assumption. During the six months ended October 31, 2009, the Company incurred a loss of $2,236 (2008 - $6,353) before discontinued operations and as at October 31, 2009 has an accumulated deficit of $83,329 (April 30, 2009 - $81,131). The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and CAFTA arbitration and negotiation (Note 6(a)). These legal costs for CAFTA are expected to be significant.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to fund ongoing exploration and administration expenses as well as its costs under CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company will have to obtain additional financing through, but not limited to, the issuance of additional equity.

These unaudited interim consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and six month periods ended October 31, 2009 and 2008
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

2.	Basis of Presentation and Consolidation

The unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly these financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2009.

These unaudited interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III and its wholly-owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada. Inter-company balances are eliminated upon consolidation.

3.	Changes in Accounting Policies

a) Credit risk and fair value of financial assets and financial liabilities

Effective May 1, 2009 the Company adopted EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

b) Goodwill and intangible assets

Effective May 1, 2009 the Company adopted CICA HB Section 3064, “Goodwill and Intangible Assets”, which replaces CICA HB Section 3062, “Goodwill and Intangible Assets,” and CICA HB Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” EIC-27, “Revenues and Expenditures during the Pre- operating Period” and CICA HB Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that the adoption of these new requirements did not have an impact on the Company’s consolidated financial statements.

c) Mining exploration costs

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and six month periods ended October 31, 2009 and 2008
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

4.	Recent Accounting Pronouncements Not Yet Adopted

a) International financial reporting standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008, the AcSB announced that early adoption will be allowed in 2009 subject to seeking and obtaining exemptive relief. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

b) Business combinations

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after May 1, 2011. The impact on adoption of this standard will have no impact on the Company’s consolidated financial statements.

c) Non-controlling interest

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after May 1, 2011. The impact on adoption of this standard is currently being evaluated.

5.	Bullion

	October 31, 2009	April 30, 2009
Bullion	$154	$1,225

Following the sale of the Denton-Rawhide mine on October 28, 2008, (Note 8), the Company received 49% of all dore produced and shipped from the mine prior to December 31, 2008. This dore has been treated as part of proceeds of disposition and was recorded at the lower of fair value at the date of receipt and net realizable value.

As at October 31, 2009, the Company had 180 ounces of gold and 5,497 ounces of silver on hand. Bullion had a fair market value of $278 as at October 31, 2009 ($1,528 as at April 30, 2009).

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and six month periods ended October 31, 2009 and 2008
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

6.	Property, Plant and Equipment

	October 31, 2009	April 30, 2009
Office Equipment and Vehicles	$376	$362
Accumulated depreciation	(301)	(265)
	75	97
Mining Property Acquisition Costs – El Salvador	5,454	5,454
	$5,529	$5,551

El Salvador Properties

a)   El Dorado

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The issuance of the permit remains outstanding and consequently the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

On April 30, 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. filed international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement ("CAFTA") in its own name and on behalf of its three wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable and Dorado Exploraciones, Sociedad Anónima de Capital Variable.

The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

Measurement uncertainty:

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application and has commenced a legal claim under CAFTA as noted above. If the Company is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or is impacted by other factors beyond the control of the Company, this would adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment would be material. To date, the Company’s discussions with its legal counsel representing the Company in its CAFTA arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and six month periods ended October 31, 2009 and 2008
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

b)   Other El Salvador Properties

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares. The agreement was subsequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Yearly advance payments:	The greater of:
First anniversary (shares issued)	100,000 shares or $100 in shares of the Company
Second anniversary (shares issued)	140,000 shares or $140 in shares of the Company
Third anniversary (shares issued)	200,000 shares or $200 in shares of the Company
Fourth anniversary	300,000 shares or $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, February 11, 2008, and February 12, 2009 100,000 and 140,000, and 1,118,182 common shares respectively were issued pursuant to the first, second and third anniversary payments.

7.	Restricted Cash

The Company has $21 (April 30, 2009 - $21) in environmental bonds relating to exploration properties in El Salvador.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and six month periods ended October 31, 2009 and 2008
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

8.	Discontinued Operations

Sale of Denton-Rawhide Joint-Venture

On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company for cash proceeds of $3.1 million.

In addition, the Company had the right to a 49% interest in all dore produced and shipped from the Rawhide Mine on or before December 31, 2008 and was responsible to fund its proportionate 49% share of all cash calls for normal operating costs up to and including December 31, 2008. This contingent consideration was received and recorded in the year ended April 30, 2009.

Pursuant to the terms of the sale agreement, and subsequent to December 31, 2008, the Company is responsible for its proportionate share of reclamation and environmental closure costs exceeding $7 million related to the Denton Rawhide mine. The Company has not accrued any closure costs for amounts greater than $7 million as at April 30, 2009. The Company estimates total reclamation and environmental closure costs to be $4.9 million. The Company believes the contingent liability relating to the reclamation and environmental closure costs exceeding $7 million is unlikely and cannot be estimated and therefore has not recorded a liability for these costs.

The company realized a gain, net of tax, on its sale of the joint venture interest as follows:

For the Period Ended
October 31 2009

Cash proceeds from sale of 49% interest in Denton-Rawhide joint venture	$3,100
Less net assets disposed:
Property plant and equipment	(1,239)
Closure fund	(3,792)
Pension and Post-Retirement Benefits and Severence Liability	587
Asset Retirement Obligations	1,691
347
Income taxes net of tax losses carried forward	-
Realized gain, net of tax, on sale of joint venture interest	$347

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and six month periods ended October 31, 2009 and 2008
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

	Three Months Ended		Six Months Ended
	October 31		October 31
	2009	2008	2009	2008
Results of operations from Discontinued Operations
Revenue	$-	$2,865	$-	$4,673
Cost of sales	-	(1,781)	-	(3,213)
General	-	(36)	-	70
Income before taxes	-	1,048	-	1,530
Income taxes recovery (provision)	38	(5)	38	(5)
	$38	$1,043	$38	$1,525

Cash Flows From (Used In) Discontinued Operations
Cash flow provided by operating activities	$38	$1,298	$38	$1,343
Cash flow used in investing activities	-	(78)	-	(237)
	$38	$1,220	$38	$1,106

9.	Share Capital

Common Shares

Authorized: Unlimited number of common shares

Warrants

As at October 31, 2009, there were 7,161,350 (April 30, 2009 – 7,161,350) warrants outstanding with a weighted average exercise price of Cdn$1.33.

Number of warrants		Exercise price ($Cdn)	Expiry
100,000		0.81	November 07, 2009
6,711,000	*	1.35	August 29, 2010
350,350	*	1.11	August 29, 2010
7,161,350

•	On August 27, 2009 the expiry date of these warrants was extended from August 29, 2009 to August 29, 2010.

The 6,711,000 warrants and the 350,350 warrants have been modified to have an expiry date of August 29, 2010 instead of August 29, 2009. These extended warrants have been allocated an incremental fair value of $201 with a weighted-average fair value of $0.03 and the cost has been recorded as financing cost. The allocation of fair value was estimated on the modification date using the Black-Scholes option pricing model, with the following weighted average assumptions:

Risk-free interest rate	1.19%
Expected dividend yield	NIL
Expected stock price volatility	147%
Expected life in years	1 year

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and six month periods ended October 31, 2009 and 2008
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock option plans existing at that date were combined.

In October 2002 shareholders approved a stock option and bonus plan (“2002 Plan”) under which, up to 6,000,000 common shares were reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding options granted under the 2002 Plan.

Current option details are as follows:

				Weighted
	Number of Options			Average
				Exercise Price
	2002 Plan	2006 Plan	Total	(in Cdn $)
Options outstanding at April 30, 2008	3,240,000	4,165,000	7,405,000	$1.01

Granted	-	2,855,000	2,855,000	$0.17
Expired	(1,195,000)	-	(1,195,000)	$0.80
Forfeited	-	(335,001)	(335,001)	$1.17
Options outstanding at April 30, 2009	2,045,000	6,684,999	8,729,999	$0.70

Granted	-	355,000	355,000	$0.26
Exercised	-	(16,666)	(16,666)	$0.17
Forfeited	(90,000)	(501,667)	(591,667)	$0.94
Options outstanding at October 31,
2009	1,955,000	6,521,666	8,476,666	$0.65

Options vested as at October 31, 2009	1,955,000	4,055,001	6,010,001	$0.77

The total stock-based compensation recognized during the six months ended October 31, 2009 was $143 (2008 - $333) with the offsetting entry to contributed surplus.

The 355,000 options granted during the six months ended October 31, 2009 have been allocated a total fair value of $55 with a weighted-average fair value of $0.03. The allocation of fair value was estimated on the modification date using the Black-Scholes option pricing model, with the following weighted average assumptions:

Risk-free interest rate	1.26% - 2.33%
Expected dividend yield	NIL
Expected stock price volatility	90% - 108%
Expected life in years	3 - 5 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and six month periods ended October 31, 2009 and 2008
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

The following table summarizes information about stock options outstanding at October 31, 2009.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
November 29, 2009	$0.75	20,000	20,000
November 29, 2009	$0.92	40,000	40,000
December 11, 2009	$0.92	500,000	500,000
December 11, 2009	$1.17	33,333	33,333
February 18, 2010	$0.75	880,000	880,000
February 27, 2010	$0.75	40,000	40,000
February 27, 2010	$0.92	80,000	80,000
February 27, 2010	$1.17	26,666	26,666
March 30, 2010	$0.74	500,000	500,000
March 30, 2010	$1.17	83,333	83,333
June 27, 2010*	$0.99	220,000	-
August 28, 2011	$0.92	1,005,000	1,005,000
December 3, 2011	$1.34	125,000	125,000
February 11, 2012	$1.32	200,000	200,000
June 12, 2012	$0.90	60,000	60,000
August 27, 2012	$0.96	225,000	225,000
October 7, 2012	$0.35	100,000	-
March 9, 2013	$1.17	1,245,000	830,000
December 29, 2013	$0.17	2,838,334	1,126,669
August 25, 2014	$0.21	225,000	225,000
September 10, 2014	$0.29	30,000	10,000
		8,476,666	6,010,001

* These are performance vested options that have a term of three years and vest upon attaining specified milestones.

10.	Related Party Transactions

The following represents the details of related party transactions paid or accrued during the six months ended October 31, 2009:

	2009	2008
Accounting fees and tax consulting paid to a firm in which
an officer of the Company is a partner	$86	$8

Included in accounts payable is $29 (April 30, 2009 - $8) of amounts due to related parties, which are unsecured, non-interest bearing and payable on demand.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the three and six month periods ended October 31, 2009 and 2008
In thousands of U.S. Dollars, except per share amounts
Unaudited - Prepared by Management

11.	Commitments

The Company has entered into an operating lease agreement, commencing February 1, 2008 to January 30, 2013. The minimum monthly lease payments are Cdn$3.

The Company has entered into an operating lease agreement, commencing December 1, 2008 to November 30, 2009. The minimum monthly lease payments are Cdn$3.

12.	Segmented Information

Total Assets	October 31, 2009	April 30, 2009
Canada	$449	$403
USA	236	2,013
El Salvador	5,762	5,770
Argentina	1	1
Total	$6,448	$8,187

Property, Plant and Equipment	October 31, 2009	April 30, 2009
Canada	$21	$12
USA	-	-
El Salvador	5,508	5,539
Total	$5,529	$5,551

	Three Months Ended		Six Months Ended
	October 31		October 31
Net Income (Loss)	2009	2008	2009	2008
Canada	$(497)	$(1,433)	$(683)	$(2,640)
USA	(310)	(151)	(598)	(244)
El Salvador	(486)	(1,010)	(869)	(3,396)
Chile	(24)	-	(48)	-
Argentina	-	(8)	-	(73)
Discontinued operations
– USA	-	1,390	-	1,872
Total	$(1,317)	$(1,212)	$(2,198)	$(4,481)

13.	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.